SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 1, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

Publicly-held Company

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional (“Company” or “CSN”) received Official Letter BOVESPA 2261/2015-SAE of June 30, 2015, with the following content:

“We request clarifications, by July 01, 2015, on the content of the news published on the O Estado de São Paulo newspaper, issue of June 30, 2015, entitled “The Federal Public Prosecutor's Office (MPF) requests the suspension of CSN’s activities in the Volta Redonda unit (RJ)”, as well as other information deemed relevant.”

To this purpose, CSN clarifies the following:

1-      Until the present time, the Company has not been formally cited on the Public Civil Action mentioned on said news and, therefore, it is unaware of its content.

2-     The Company develops various environmental projects, some of which object of Terms of Undertaking (“TAC”) entered into with environmental agencies and whose compliance is constantly monitored by the competent authorities.

3-      In 2014 alone, the Company allocated R$361 million to environmental management initiatives.

4-      The Presidente Vargas Steelworks (UPV) regularly operates in compliance with the environmental licensing process, in accordance with the environmental legislation in force.

The Company maintains a transparency and open dialogue relationship with Rio de Janeiro state environmental authorities and reassures its commitment to the sustainability of its businesses.

São Paulo, June 30, 2015.

Gustavo Henrique Santos de Sousa

Controllership, Taxes and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 1, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.